UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of
the Securities Exchange Act of 1934
For the fiscal year ended November 30, 2017
Commission File Number 001-14920

THE McCORMICK 401(K) RETIREMENT PLAN
THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Full title of plans
McCORMICK & COMPANY, INCORPORATED
18 Loveton Circle
Sparks, Maryland 21152
Name of issuer of the securities held pursuant to the plan
and address of its principal office

Required Information
Items 1 through 3: Not required; see Item 4 below.
Item 4. Plan Financial Statements and Schedules.

a)	i)	Report of Registered Public Accounting Firm

ii)	Statements of Net Assets Available For Benefits

iii)	Statements of Changes in Net Assets Available For Benefits

iv)	Notes to Financial Statements

b)	Exhibits: Consent of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.
THE McCORMICK 401(K) RETIREMENT PLAN

DATE:	May 15, 2018	By:	/s/ Lisa B. Manzone
Lisa B. Manzone
Senior Vice President - Human Relations and Plan Administrator

THE MCCORMICK 401(K) RETIREMENT PLAN
Financial Statements and Supplemental Schedule Together with
Report of Independent Registered Public Accounting Firm
As of November 30, 2017 and 2016

NOVEMBER 30, 2017 AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Investment Committee
McCormick & Company, Incorporated

We have audited the accompanying statements of net assets available for benefits of The McCormick 401(k) Retirement Plan (the Plan) as of November 30, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended November 30, 2017. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2017 and 2016, and the changes in net assets available for benefits for the year ended November 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of assets (held at end of year) as of November 30, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hunt Valley, Maryland
May 15, 2018

200 International Circle ● Suite 5500 ● Hunt Valley ● Maryland 21030 ● P 410-584-0060 ● F 410-584-0061

THE MCCORMICK 401(K) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
As of November 30, 2017 and 2016

	2017	2016
ASSETS
Investments – at fair value, participant-directed:
McCormick & Company Incorporated common stock fund	$198,729,544	$192,748,942
Mutual funds:
Equity funds	280,054,850	229,105,878
Bond funds	34,016,607	32,072,213
Balanced funds	121,905,413	97,639,092
Pooled, common and collective fund at net asset value	43,193,317	44,152,192
Total Investments at Fair Value	677,899,731	595,718,317
Receivables:
Notes receivable from participants	9,220,462	8,329,015
Employee contributions	—	747
Total Receivables	9,220,462	8,329,762

Net Assets Available for Benefits	$687,120,193	$604,048,079
The accompanying notes are an integral part of these financial statements.

2

THE MCCORMICK 401(K) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended November 30, 2017

Additions
Investment income:
Dividends and interest	$10,461,393
Net appreciation of investments	83,807,962
Total investment income	94,269,355

Interest on notes receivable from participants	383,812

Contributions:
Employer contributions	11,481,423
Employee contributions	20,416,326
Rollover	2,225,134
Total contributions	34,122,883
Total Additions	128,776,050

Deductions
Participant withdrawals	45,234,913
Administrative expenses	469,023
Total Deductions	45,703,936

Net increase	83,072,114
Net assets available for benefits, beginning of year	604,048,079
Net Assets Available for Benefits, End of Year	$687,120,193
The accompanying notes are an integral part of these financial statements.

3

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2017 and 2016

1.	DESCRIPTION OF THE PLAN

General

The McCormick 401(k) Retirement Plan (the Plan) is a defined contribution plan sponsored by McCormick & Company, Incorporated (the Company, McCormick or the Plan Sponsor), which incorporates a 401(k) savings and investment option. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The McCormick & Company, Incorporated Common Stock Fund invests principally in common stock of the Plan Sponsor. The Plan provides that the McCormick & Company, Incorporated Common Stock Fund investment option is designated as an employee stock ownership plan (ESOP). This designation allows participants investing in McCormick common stock to elect to receive, in cash, dividends that are paid on McCormick common stock held in their 401(k) retirement plan accounts. Dividends may also be reinvested.

The following description of the Plan provides only general information. Further information about the Plan agreement, eligible employees, the vesting provisions, and investment alternatives are contained in the plan document.
Contributions

Participating employees contribute to the Plan through payroll deductions in amounts ranging from 1% to 70% of their earnings, subject to certain limitations. The Company and participating subsidiaries provide a matching contribution of 100% of the first 3% of an employee’s contribution, and 50% on the next 2% of the employee’s contribution. Employees hired prior to January 1, 2012, were required to have one year of service with the Company to be eligible for the matching contribution. Employees hired after December 31, 2011 are immediately eligible for the match. For new hires after December 31, 2011, McCormick makes an annual profit sharing contribution of 3% of eligible earnings to participants’ accounts (in addition to the company match, which is applied as employee contributions are deposited). Employees are automatically enrolled in the 401(k) plan at 2%; however, they can opt out or elect to change the percentage at any time. If the employee does not make a positive election to change the percentage, the contribution rate is increased by 1% per year (up to a maximum of 10% or the IRS contribution limit).

Participants' elective contributions, as well as the Company's matching contributions, are invested in the Plan's investment funds as directed by the participant. In the absence of direction from the participant, the account is invested in an age-appropriate target date fund.

4

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2017 and 2016

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution made on his or her behalf, plus a proportionate interest in the investment earnings of the funds in which the contributions are invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

Vesting
Participants are immediately vested in their contributions, the Company match, and all related earnings. The 3% annual profit sharing contribution vests when employee has 3 years of service or reaches age 55, if sooner.

Notes Receivable from Participants
Participants are permitted to take loans from their account balances, subject to a $500 minimum. The maximum of any loan cannot exceed one-half of the participant’s contributed account balance or $50,000, less the highest outstanding loan balance during the prior 12 months, whichever is less. The interest rate applied to the loans is Wells Fargo’s current prime lending rate +1%, or such other rate as is prescribed based on periodic evaluations by the Company. Current participant loans bear interest at rates ranging from 4.25% to 9.75% and are secured by the participant’s account.
Loan repayments, including interest, are made by participants through payroll deductions over loan terms of up to five years. Longer loan terms are available for loans taken to purchase, construct, reconstruct, or substantially rehabilitate a primary home for the participant or the participant's immediate family.

Benefit Payments
Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the plan document.

Upon termination of service, a participant with an account balance greater than $5,000, may elect to leave his or her account balance invested in the Plan, elect to rollover his or her entire balance to an Individual Retirement Account (IRA) or another qualified plan, elect to receive a lump-sum payment equal to his or her entire balance or elect annual installments to extend from two to eight years. Upon termination of service, a participant with an account balance less than $5,000, may elect to rollover his or her entire balance to an IRA or another qualified plan or elect to receive a lump-sum payment equal to his or her entire balance. In the absence of instruction from a participant, balances less than $1,000 automatically will be paid directly to the participant and those greater than $1,000 will be rolled over to an IRA designated by the Plan Administrator.

Forfeited Accounts
At November 30, 2017 and 2016, forfeited non-vested accounts totaled $101,832 and $116,062, respectively. These accounts were used to reduce future employee contributions.

5

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2017 and 2016

Plan Termination

The Company has no intentions to terminate the Plan; however, the Company reserves the right to terminate the Plan, or to reduce or cease contributions at any time if its Board of Directors determines that business, financial or other good causes make it necessary to do so. Also, the Company may amend the Plan at any time and in any respect, provided, however, that any such action will not deprive any participant or beneficiary under the Plan of any vested benefits.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of year-end and the changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Securities and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on ex-dividend date.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments for which no sale was reported on that date are valued at the last reported bid price. Common and collective funds are valued by the issuer of the funds based on the fund managers’ estimate of the individual closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer. Mutual funds are valued at the closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer.

Net appreciation in fair value of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments.  Expenses relating to the purchase or sale of investments are added to the cost or deducted from the proceeds.

6

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2017 and 2016

The McCormick & Company Incorporated common stock fund (the Fund) is tracked on a unitized basis. The Fund consists of McCormick common stock (voting and non-voting) and funds held in the Wells Fargo Short-Term Investment Money Market Fund sufficient to meet the Fund’s daily cash needs, and the Unitizing Fund allows for daily trades. The value of a unit reflects the combined market value of McCormick & Company, Incorporated common stock and the cash investments held by the Fund. As of November 30, 2017, 7,230,549 units were outstanding with a value of approximately $27.48 per unit. As of November 30, 2016, 7,724,929 units were outstanding with a value of approximately $24.95 per unit. As of November 30, 2017, the Fund held 1,933,896 shares of McCormick common stock with an aggregate value of $197,168,333, and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $1,561,211. As of November 30, 2016, the Fund held 2,048,403, shares of McCormick common stock with an aggregate value of $189,539,079, and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $3,209,863.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document; thus, no allowance for doubtful accounts has been recorded as of November 30, 2017 and 2016.

Contributions

Employee and employer contributions are recorded in the period that the Plan Sponsor makes payroll deductions from the participant’s earnings. The post-2011 profit sharing contributions are typically funded after the Plan year-end, within the timeframe prescribed by the Internal Revenue Service.

Payment of Benefits

Benefits and withdrawals are recorded when paid.

Administrative Expenses

A fee of 7.5 basis points is deducted from each participant’s account for the administrative expenses incurred on behalf of the Plan. Fees for loan initiation and maintenance and for Domestic Relations Order review and processing are paid by the requesting participant. Management and other fees for investment funds offered under the Plan are included in administrative expenses in the accompanying statement of changes in net assets available for benefits.

7

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2017 and 2016

3.	INVESTMENTS
The Plan’s investments are held in bank-administered trust funds. The custodial trustee of the Plan is Wells Fargo Bank Minnesota N.A. During the year ended November 30, 2017, the Plan’s investments (including investments bought, sold, or held throughout the year) appreciated in value by $83,807,962, as follows:

McCormick & Company, Incorporated common stock fund	$19,983,978
Pooled, common and collective funds at net asset value	778,004
Mutual funds	63,045,980
Total	$83,807,962

Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability; and

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

8

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2017 and 2016

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of November 30, 2017 and 2016.
Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled, common and collective trusts: Valued at net asset value (NAV) of the underlying investments. The collective trust funds' estimated value is net asset value, exclusive of the adjustment to contract value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of November 30, 2017 and 2016:

	Assets at Fair Value as of November 30, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$280,054,850	$—	$—	$280,054,850
Bond funds	34,016,607	—	—	34,016,607
Balanced funds	121,905,413	—	—	121,905,413
McCormick & Company, Incorporated common stock fund	198,729,544	—	—	198,729,544
Pooled, common and collective fund (a)	—	—	—	43,193,317
Total Investments at Fair Value	$634,706,414	$—	$—	$677,899,731

	Assets at Fair Value as of November 30,2016
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$229,105,878	$—	$—	$229,105,878
Bond funds	32,072,213	—	—	32,072,213
Balanced funds	97,639,092	—	—	97,639,092
McCormick & Company, Incorporated common stock fund	192,748,942			192,748,942
Pooled, common and collective fund (a)	—	—	—	44,152,192
Total Investments at Fair Value	$551,566,125	$—	$—	$595,718,317

9

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2017 and 2016

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table presents the category, fair value, redemption frequency, and redemption notice period for the plan investments, the fair value of which is estimated using the NAV per share as of November 30, 2017 and 2016, respectively.

Investment	2017	2016	Redemption Frequency	Redemption Notice Period
Wells Fargo Stable Return Fund N	$43,193,317	$44,152,192	Monthly/Quarterly	None

The Wells Fargo Stable Return Fund N (the Stable Return Fund) is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit responsive under accounting principle generally accepted in the United States.

4.	TRANSACTIONS WITH RELATED PARTIES

The Plan holds investments in common stock of McCormick & Company, Incorporated, the Plan Sponsor, and in funds managed by affiliates of Wells Fargo Minnesota N.A., the custodial trustee of the Plan. Dividends on McCormick & Company, Incorporated common stock and income on investments in Wells Fargo Minnesota N.A. funds are at the same rates as non-affiliated holders of these securities.

A portion of the administrative expenses were paid by the Plan Sponsor and reimbursed by the Plan during the years ended November 30, 2017 and 2016. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

10

THE MCCORMICK 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2017 and 2016

5.	INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has ruled that the Plan qualified under Section 401(a) of the Internal Revenue Code (“IRC”) in a letter, dated October 23, 2017, and is therefore not subject to tax under present income tax laws.  The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that as of November 30, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

11

SUPPLEMENTAL SCHEDULE

THE MCCORMICK 401(K) RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of November 30, 2017
EIN 52-0408290, PN 004

(a)	(b)	(c)	(e)
	Identity of Issue	Description of Investments	Current Value
		McCormick & Company, Incorporated common stock fund
*	McCormick & Company, Inc.	Common Stock	$197,168,333
		Money Market Fund
*	Wells Fargo Bank, N.A.	Wells Fargo Short-Term Investment Money Market Fund	1,561,211
			198,729,544
		Common and Collective Funds
*	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund N	43,193,317
		Mutual Funds
	Affiliated Managers Group	AMG TimesSquare Small Cap Growth Fund	21,286,297
	Dodge & Cox	Dodge & Cox International Stock Fund	23,377,432
	Macquaire Group	Delaware Small Cap Value Fund	21,382,827
	T Rowe Price	T Rowe Price Growth Stock Fund	32,831,122
	Vanguard Group	Vanguard Institutional Index Fund	109,849,612
	Vanguard Group	Vanguard Mid Cap Index Fund	22,756,305
	Vanguard Group	Vanguard Small Cap Index Institutional Fund	15,776,851
	Vanguard Group	Vanguard Total International Stock Index Fund	11,641,661
	Vanguard Group	Vanguard Windsor II Fund Admiral Shares	21,152,743
	Dodge & Cox	Dodge & Cox Income Fund	12,869,663
	PIMCO	Pimco Global Bond Unhedged	1,865,913
	Vanguard Group	Vanguard Total Bond Market Index Fund	19,281,031
	Vanguard Group	Vanguard Target Retirement Fund	5,271,837
	Vanguard Group	Vanguard Target Retirement Fund 2015	8,041,031
	Vanguard Group	Vanguard Target Retirement Fund 2020	6,918,956
	Vanguard Group	Vanguard Target Retirement Fund 2025	35,281,387
	Vanguard Group	Vanguard Target Retirement Fund 2030	6,915,559
	Vanguard Group	Vanguard Target Retirement Fund 2035	27,578,772
	Vanguard Group	Vanguard Target Retirement Fund 2040	4,793,095
	Vanguard Group	Vanguard Target Retirement Fund 2045	18,615,417
	Vanguard Group	Vanguard Target Retirement Fund 2050	6,391,625
	Vanguard Group	Vanguard Target Retirement Fund 2055	1,577,184
	Vanguard Group	Vanguard Target Retirement Fund 2060	518,894
	Vanguard Group	Vanguard Target Retirement Fund 2065	1,656
		Total Mutual Funds	435,976,870

		Participant Loans **
*	Plan participants	Notes receivable from participants	9,220,462
		Total Investments	$687,120,193

(d)	Cost is omitted in accordance with Department of Labor CFR 2520.103-10, as all investments are participant directed.
*	Party-in-interest as defined by ERISA.
**	Interest rates at 4.25% to 9.75%; maturity dates range from 2017 to 2037.

12

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the following Registration Statements pertaining to the McCormick 401(k) Retirement Plan and Mojave Foods Corporation 401(k) Retirement Plan of McCormick & Company, Inc. of our report dated May 15, 2018, with respect to the financial statements and supplemental schedule of the McCormick 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended November 30, 2017, our report dated May 15, 2018, with respect to the financial statements and supplemental schedule of the Mojave Foods Corporation 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended November 30, 2017.

Form	Registration Number	Date Filed
S-8	333-220665	9/27/2017
S-8	333-187703	4/3/2013
S-8	333-186250	1/28/2013
S-8	333-158573	4/14/2009
S-8	333-155775	11/28/2008
S-8	333-150043	4/2/2008
S-3	333-147809	12/4/2007
S-8	333-142020	4/11/2007
S-3	333-122366	1/28/2005
S-8	333-114094	3/31/2004
S-8	333-57590	3/26/2001
S-8	333-93231	12/21/1999
S-8	333-74963	3/24/1999
S-3	333-47611	3/9/1998
S-8	333-23727	3/21/1997
/s/ SB & Company LLC
May 15, 2018
Hunt Valley, Maryland

200 International Circle ● Suite 5500 ● Hunt Valley ● Maryland 21030 ● P 410-584-0060 ● F 410-584-0061

Required Information
Items 1 through 3: Not required; see Item 4 below.
Item 4. Plan Financial Statements and Schedules.

a)	i)	Report of Registered Public Accounting Firm

v)	Statements of Net Assets Available For Benefits

vi)	Statements of Changes in Net Assets Available For Benefits

vii)	Notes to Financial Statements

b)	Exhibits: Consent of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.
THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN

DATE:	May 15, 2018	By:	/s/ Jim Casey
Jim Casey
Director of Finance – Mojave Foods Corporation and Plan Administrator

THE MOJAVE FOODS CORPORATION
401(K) RETIREMENT PLAN
Financial Statements and Supplemental Schedule Together with
Report of Independent Registered Public Accounting Firm
As of November 30, 2017 and 2016

NOVEMBER 30, 2017 AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Investment Committee
McCormick & Company, Incorporated
(on behalf of The Mojave Foods Corporation 401(k) Retirement Plan)

We have audited the accompanying statements of net assets available for benefits of The Mojave Foods Corporation 401(k) Retirement Plan (the Plan) as of November 30, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended November 30, 2017. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2017 and 2016, and the changes in net assets available for benefits for the year ended November 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of November 30, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hunt Valley, Maryland
May 15, 2018

200 International Circle ● Suite 5500 ● Hunt Valley ● Maryland 21030 ● P 410-584-0060 ● F 410-584-0061

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
As of November 30, 2017 and 2016

	2017	2016
ASSETS
Investments – at fair value, participant directed:
McCormick & Company Incorporated common stock fund	186,147	195,535
Mutual funds
Equity funds	818,259	729,408
Bond funds	339,804	335,120
Balanced funds	1,826,835	1,294,795
Pooled, common and collective fund at net asset value	158,965	151,370
Total Investments at Fair Value	3,330,010	2,706,228
RECEIVABLES
Notes receivable from participants	219,390	204,691
Employer contributions	52,524	55,233
Employee contributions	5,359	—
Total Receivables	277,273	259,924

Net Assets Available for Benefits	$3,607,283	$2,966,152
The accompanying notes are an integral part of these financial statements.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended November 30, 2017

Additions
Investment income:
Dividends and interest	$51,512
Net appreciation of investments	405,590
Total investment income	457,102

Interest on notes receivable from participants	8,825

Contributions:
Employer contributions	48,650
Employee contributions	397,861
Rollover contributions	11,705
Total contributions	458,216
Total Additions	924,143

Deductions
Participant withdrawals	282,600
Administrative expenses	412
Total Deductions	283,012

Net increase	641,131
Net assets available for benefits, beginning of year	2,966,152
Net Assets Available for Benefits, End of Year	$3,607,283
The accompanying notes are an integral part of these financial statements.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2017 and 2016

1.	DESCRIPTION OF THE PLAN

The Mojave Foods Corporation 401(k) Retirement Plan (the Plan) is a defined contribution plan sponsored by the Mojave Foods Corporation (the Company or the Plan Sponsor) which incorporates a 401(k) savings and investment option. The Company is a wholly owned subsidiary of the McCormick & Company, Incorporated. For the plan years ended November 30, 2017 and 2016. the Plan covers substantially all part-time and full-time employees of the Company who have completed 30 days of service effective April 1, 2016. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The following description of the Plan provides only general information. Further information about the Plan agreement, eligible employees, vesting provisions, and investment alternatives are contained in the plan document.
Contributions
Participating employees contribute to the Plan through payroll deductions in amounts ranging from 1% to 60% of their earnings, subject to certain limitations. The Plan allows but does not require the Company to make matching contributions or other contributions at its discretion. Only participants employed by the Company on the last day of a Plan year are eligible to receive any Company contributions made for such plan year. During the year ended November 30, 2017, the Company made a discretionary matching contribution of 15% of eligible employee pretax contributions.

Participants' elective contributions, as well as the Company's matching contributions, are invested in the Plan's investment funds, as directed by the participant.
Participant Accounts

Each participant's account is credited with the participant's contribution, and an allocation of the employer's contribution made on his or her behalf plus a proportionate interest in the investment earnings of the funds in which the contributions are vested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

Vesting
Participants are immediately vested in their contributions, earnings on their contributions, Company matching contributions and earnings on the Company contributions.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2017 and 2016

Payment of Benefits
Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Document.
Notes Receivable from Participants

Participants are permitted to take loans from their account balances, subject to a $500 minimum. The maximum of any loan cannot exceed one-half of the participant’s contributed account balance or $50,000, less the highest outstanding unpaid loan balance during the prior 12 months, whichever is less. The Plan Sponsor determines the interest rate for loans based on the prime rate plus 1%. The loans are secured by the participant’s account, and all outstanding loans at November 30, 2017 bear interest at a rate between 4.25% and 5.25%.
Loan repayments, including interest, are made by participants through payroll deductions over loan terms of up to five years. Longer terms are available for loans taken to purchase, construct, or substantially rehabilitate a primary home for the participant or the participant's immediate family.
Plan Termination
Upon termination of service, a participant with an account balance greater than $1,000, may elect to rollover the balance to an Individual Retirement Account, or another qualified plan, or elect to receive a lump-sum payment equal to his or her account balance. Balances less than $1,000, will automatically be paid directly to the participant.

The Company has no intentions to terminate the Plan; however, the Company reserves the right to terminate the Plan, or to reduce or cease contributions at any time if its Board of Directors determines that business, financial or other good cause make it necessary to do so. Also, the Company may amend the Plan at any time and in any respect, provided however, that any such action will not deprive any participant or beneficiary under the Plan of any vested benefits.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2017 and 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of year-end and the changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Securities and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 3 for discussion of fair value measurements.
Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments for which no sale was reported on that date are valued at the last reported bid price. Common and collective funds are valued by the issuer of the funds based on the fund managers’ estimate of the individual investments held by the fund. Mutual funds are valued at the closing price of the funds on the last day of the Plan year as quoted by the applicable fund issuer.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date
Net appreciation in fair value of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains and losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments.  Expenses relating to the purchase or sale of investments are added to the cost or deducted from the proceeds.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2017 and 2016

The McCormick & Company, Incorporated common stock fund (the Fund) is tracked on a unitized basis. The Fund consists of McCormick & Company, Incorporated common stock (voting and non-voting) and funds held in the Wells Fargo Short-Term Investment Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of McCormick & Company, Incorporated common stock and the cash investments held by the Fund. As of November 30, 2017, 6,855 units were outstanding with a value of approximately $27.15 per unit. As of November 30, 2016, 7,945 units were outstanding with a value of approximately $24.61 per unit. As of November 30, 2017, the Fund held 1,661 shares of McCormick common stock with an aggregate value of $169,721 and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $16,426. As of November 30, 2016, the Fund held 1,961 shares of McCormick common stock with an aggregate value of $178,853, and a balance in the Wells Fargo Short-Term Investment Money Market Fund of $16,682.

The Company provides the Plan with certain management and administrative services for which no fees are charged; however, participant loan service fees are paid by the Plan and included as administrative expenses.
Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document; thus, no allowance for doubtful accounts has been recorded as of November 30, 2017 and 2016.

Contributions

Employee contributions are recorded in the period that the Plan Sponsor makes payroll deductions from the participant’s earnings. The Company match is typically funded after the Plan year-end, within the timeframe prescribed by the Internal Revenue Service.

Administrative Expenses

Administrative expenses incurred on behalf of the Plan are paid by the Plan Sponsor; however, fees for loan initiation and maintenance are paid for by the participant, and management and other fees for investment funds offered under the Plan are included in administrative expenses in the accompanying statement of changes in net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2017 and 2016

3.	INVESTMENTS
The Plan’s investments are held in bank-administered trust funds. The custodial trustee of the Plan is Wells Fargo Bank Minnesota N.A. During the year ended November 30, 2017, the Plan’s investments (including investments bought, sold, or held throughout the year) increased in fair value by $405,590, as follows:

McCormick & Company Incorporated common stock fund	$20,931
Pooled, common and collective fund at net asset value	2,904
Mutual funds	381,755
Total	$405,590

Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:

•     Quoted prices for similar assets or liabilities in active markets;

•     Quoted prices for identical or similar assets or liabilities in inactive markets;

•     Inputs other than quoted prices that are observable for the asset or liability; and

•     Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2017 and 2016

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of November 30, 2017 and 2016.
Mutual funds: Valued at the daily closing price as reported. Mutual funds held by the Plan are open end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Pooled, common and collective trusts: Valued at net asset value (NAV) of the underlying investments. The collective trust funds' estimated value is net asset value, exclusive of the adjustment to contract value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of November 30, 2017 and 2016:

	Assets at Fair Value as of November 30, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$818,259	$—	$—	$818,259
Bond funds	339,804	—	—	339,804
Balanced funds	1,826,835	—	—	1,826,835
McCormick & Company Incorporated common stock fund	186,147	—	—	186,147
Pooled, common and collective fund (a)	—	—	—	158,965
Total Investments at Fair Value	$3,171,045	$—	$—	$3,330,010

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2017 and 2016

	Assets at Fair Value as of November 30, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds	$729,408	$—	$—	$729,408
Bond funds	335,120	—	—	335,120
Balanced funds	1,294,795	—	—	1,294,795
McCormick & Company Incorporated common stock fund	195,535	—	—	195,535
Pooled, common and collective fund (a)	—	—	—	151,370
Total Investments at Fair Value	$2,554,858	$—	$—	$2,706,228

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table presents the category, fair value, redemption frequency, and redemption notice period for the plan investments, the fair value of which is estimated using the NAV per share as of November 30, 2017 and 2016, respectively.

Investment	2017	2016	Redemption Frequency	Redemption Notice Period
Wells Fargo Stable Return Fund N	$158,965	$151,370	Monthly/Quarterly	None

The Wells Fargo Stable Return Fund N (the Stable Return Fund) is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit responsive under accounting principle generally accepted in the United States.

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Notes to the Financial Statements
November 30, 2017 and 2016

4.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan holds investments in common stock of McCormick & Company, Incorporated, the Parent of the Plan Sponsor, and in funds managed by affiliates of Wells Fargo Minnesota N.A., the custodial trustee of the Plan. Dividends on McCormick & Company, Incorporated common stock and income on investments in Wells Fargo Minnesota N.A. funds are at the same rates as non-affiliated holders of these securities.

5.	INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has ruled that the Plan qualified under Section 401(a) of the Internal Revenue Code (“IRC”) in a letter dated March 31, 2008, and is therefore not subject to tax under present income tax laws.  The Plan has been amended since receiving the determination letter; however, the Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has concluded that as of November 30, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2014.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

THE MOJAVE FOODS CORPORATION 401(K) RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of November 30, 2017
EIN 52-1716935, PN 001

(a)	(b)	(c)	(e)
	Identity of Issue	Description of Investments	Current Value
		McCormick & Company, Incorporated common stock fund
*	McCormick & Company	Common Stock	$169,721
		Money Market Fund
*	Wells Fargo Bank, N.A.	Wells Fargo Short-Term Investment Money Market Fund	16,426
			186,147
		Common and Collective Funds
*	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund N	158,965
		Mutual Funds
	Dodge & Cox	Dodge & Cox Income Fund	749
	PIMCO	Pimco Global Bond Unhedged	926
	Vanguard Group	Vanguard Total Bond Market Index Fund	338,129
	Affiliated Managers Group	AMG TimesSquare Small Cap Growth Fund	27,976
	Macquaire Group	Delaware Small Cap Value Fund	95,129
	Dodge & Cox	Dodge & Cox International Stock Fund	34,335
	T Rowe Price	T Rowe Price Growth Stock Fund	118,268
	Vanguard Group	Vanguard Institutional Index Fund	398,867
	Vanguard Group	Vanguard Mid Cap Index Fund	444
	Vanguard Group	Vanguard Small Cap Index Institutional Fund	446
	Vanguard Group	Vanguard Total International Stock Index Fund	24,575
	Vanguard Group	Vanguard Windsor II Fund Admiral Shares	118,219
	Vanguard Group	Vanguard Target Retirement Fund	81,720
	Vanguard Group	Vanguard Target Retirement Fund 2015	163,769
	Vanguard Group	Vanguard Target Retirement Fund 2020	58,184
	Vanguard Group	Vanguard Target Retirement Fund 2025	357,939
	Vanguard Group	Vanguard Target Retirement Fund 2030	217,900
	Vanguard Group	Vanguard Target Retirement Fund 2035	412,266
	Vanguard Group	Vanguard Target Retirement Fund 2040	175,930
	Vanguard Group	Vanguard Target Retirement Fund 2045	245,338
	Vanguard Group	Vanguard Target Retirement Fund 2050	93,388
	Vanguard Group	Vanguard Target Retirement Fund 2055	19,223
	Vanguard Group	Vanguard Target Retirement Fund 2060	1,178
		Total Mutual Funds	2,984,898

		Participant Loans **
*	Plan participants	Notes receivable from participants	219,390
		Total Investments	$3,549,400

(d)	Cost is omitted in accordance with Department of Labor CFR 2520.103-10, as all investments are participant directed.
*	Party-in-interest as defined by ERISA.
**	Interest rates at 4.25% to 5.25%; maturity dates range from 2017 to 2026.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the following Registration Statements pertaining to the McCormick 401(k) Retirement Plan and Mojave Foods Corporation 401(k) Retirement Plan of McCormick & Company, Inc. of our report dated May 15, 2018, with respect to the financial statements and supplemental schedule of the McCormick 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended November 30, 2017, our report dated May 15, 2018, with respect to the financial statements and supplemental schedule of the Mojave Foods Corporation 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended November 30, 2017.

Form	Registration Number	Date Filed
S-8	333-220665	09/27/2017
S-8	333-187703	04/03/2013
S-8	333-186250	01/28/2013
S-8	333-158573	04/14/2009
S-8	333-155775	11/28/2008
S-8	333-150043	04/02/2008
S-3	333-147809	12/04/2007
S-8	333-142020	04/11/2007
S-3	333-122366	01/28/2005
S-8	333-114094	03/31/2004
S-8	333-57590	03/26/2001
S-8	333-93231	12/21/1999
S-8	333-74963	03/24/1999
S-3	333-47611	03/09/1998
S-8	333-23727	03/21/1997

/s/ SB & Company LLC
May 15, 2018
Hunt Valley, Maryland

200 International Circle ● Suite 5500 ● Hunt Valley ● Maryland 21030 ● P 410-584-0060 ● F 410-584-0061